Exhibit 23.5

CONSENT OF INDEPENDENT AUDITORS

We consent to the use in this Post-Effective Amendment No. 2 to Registration Statement No. 333-125643 and Post-Effective Amendment No. 14 to Registration Statement No. 333-107066 of Wells Real Estate Investment Trust II, Inc. of our report dated March 22, 2005 (November 30, 2005 as to the effects of the restatement discussed in Note 10) related to the financial statements of Key Center Properties Limited Partnership as of and for the year ended December 31, 2004, and our report dated March 22, 2005 (January 9, 2006 as to the reclassifications discussed in Note 6) related to the financial statements of Key Center Lessee Limited Partnership as of and for the year ended December 31, 2004, appearing in the Prospectus, which is a part of such Registration Statement, and to the reference to us under the heading “Experts” in such Prospectus.

/s/ DELOITTE & TOUCHE LLP

Cleveland, Ohio

April 7, 2006